SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended	Commission File Number
May 2003	000-31645

BIRCH MOUNTAIN RESOURCES LTD.
 (Exact name of the registrant as specified in its charter)

ALBERTA, CANADA (Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
 (Address of Principal Executive Offices)
Telephone (403) 262-1838

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F X	Form 40-F

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________	No X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):         N/A

Total Number of pages is 4

                                                                                    NEWS RELEASE

Birch Mountain Completes Financing

CALGARY, May 22, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") is pleased to announce that it has closed the non-brokered private placement announced on April 10 and updated on April 28, 2003, for total proceeds of $1,188,853, less commission, expenses and filing fees that are estimated to be $25,000. A total of 4,755,410 units were sold at a price of $0.25 per unit. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 for sixteen months from the date of closing. A total of 1,870,000 common shares were issued with attached flow-through benefits. In addition to the cash commission paid, for subscriptions received, the Corporation issued to a brokerage house an option to purchase 54,400 units at a price of $0.25 per unit exercisable for a period of 16 months. Following the completion of this private placement, Birch Mountain has 42,107,521 common shares issued and outstanding and 55,245,470 common shares on a fully diluted basis. The proceeds of the financing will be applied to the working capital deficit and to Birch Mountain's continuing precious metals and industrial minerals programs.

The Corporation has, subject to receipt of regulatory approval, repriced to $0.50 per warrant, the following common share purchase warrants issued by private placement: 881,652 expiring August 6, 2003, 285,715 expiring September 19, 2003, 2,071,910 expiring June 20, 2004 and 465,712 expiring July 24, 2004.

Precious Metals

On May 15, 2003, Birch Mountain filed an independent technical report on the gold potential of the Corporation's Athabasca mineral property. The report was prepared by independent qualified persons Mr. M.B. Dufresne, P.Geol., and Mr. D.J. Besserer, P.Geol., of APEX Geoscience Ltd. and is available to the public at www.sedar.com. Birch Mountain intends to continue with its program to develop or acquire, and independently verify a custom fire assay method for rocks and oil sands tailings from northeast Alberta.

Industrial Minerals

There is a growing demand for aggregate and quicklime in the Fort McMurray region of Alberta and Birch Mountain has initiated the application process to licence a new limestone quarry. The expansion and construction of oil sands projects requires large volumes of aggregate in addition to aggregate required for constructing the regional infrastructure to support this development.

The proposed quarry also contains limestone units suitable for producing quicklime. Quicklime is used to remove sulphur dioxide and other contaminants from the emission stacks of industrial facilities including oil sands plants. Quicklime is also used in water treatment plants to remove heavy metals and other impurities. Birch Mountain has been in contact with a number of oil sands operators regarding future demand for quicklime and intends to aggressively pursue the business opportunity to establish a quicklime production facility on its proposed quarry site.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

May 23, 2003
BIRCH MOUNTAIN RESOURCES LTD.
/s/ Donald L. Dabbs
DONALD L. DABBS Vice-President and CFO